VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

02015415

02 FEB 26 AM 8:50

8 February 2002

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, NW
Washington DC 20549

SUPPL

Dear Sir/Madam

Re: Village Roadshow Limited: 12g 3-2(b) Information
File No. 82-4513

Enclosed is information which Village Roadshow Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g 3-2(b).

Yours faithfully

Ms D Bucher
Corporate Administrator

PROCESSED
MAR 05 2002
THOMSON
FINANCIAL

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

DATE : 16 January 2002

FAX TO : Australian Stock Exchange Limited
Company Announcements Office
1300-300-021

FROM : Shaun Driscoll

PAGES : 1 of 4

BRIEF SUMMARY OF CONTENTS:

Form 604 Change of interests of Substantial Holder for SWD

Please fax ASX confirmation of announcement to: 61 3 9639 1540

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141. PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

Form 604

Corporations Law

Section 671B

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Notice of change of interests of substantial holder

To Company Name/Scheme: Sea World Property Trust

ACN/ARSN: 092 492 094

1. Details of substantial holder (1)

Name: **DEG Holdings Pty Ltd ACN 003 124 221, Village Roadshow Limited ACN 010 672 054, Village Roadshow Corporation Limited ACN 004 318 610, Warner Sea World Units Pty Ltd ACN 056 225 015, Time Warner Entertainment Company, L.P. Group, and AOL Time Warner Inc. Group**

ACN/ARSN (if applicable): (refer above)

There was a change in the interests of the substantial holder on: 15 January 2002

The previous notice was given to the company on: 8 January 2002

The previous notice was dated: 8 January 2002

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary units	193,886,193	93.21 %	196,062,946	94.26 %

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class & number of securities affected	Person's votes affected
Refer Annexure A	Village Roadshow Corporation Limited	Refer Annexure A	Refer Annexure A	Ordinary 196,062,946	94.26 %
Refer Annexure A	Village Roadshow Limited	Refer Annexure A	Refer Annexure A	Ordinary 196,062,946	94.26 %
Refer Annexure A	DEG Holdings Pty Ltd	Refer Annexure A	Refer Annexure A	Ordinary 196,062,946	94.26 %
Refer Annexure A	AOL Time Warner Inc. Group	Refer Annexure A	Refer Annexure A	Ordinary 196,062,946	94.26 %
Refer Annexure A	Time Warner Entertainment Company, L.P. Group	Refer Annexure A	Refer Annexure A	Ordinary 196,062,946	94.26 %
Refer Annexure A	Warner Sea World Units Pty Ltd	Refer Annexure A	Refer Annexure A	Ordinary 196,062,946	94.26 %

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Refer Annexure A	DEG Holdings Pty Ltd	DEG Holdings Pty Ltd	Refer Annexure A	Refer Annexure A	47.13 %
Refer Annexure A	Warner Sea World Investments Pty Ltd	Warner Sea World Investments Pty Ltd	Refer Annexure A	Refer Annexure A	47.13 %

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Nil	Not applicable

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Village Roadshow Corporation Limited	C/- Village Roadshow Limited, 206 Bourke Street, Melbourne VIC 3000
Village Roadshow Limited	C/- Village Roadshow Limited, 206 Bourke Street, Melbourne VIC 3000
DEG Holdings Pty Ltd	C/- Village Roadshow Limited, 206 Bourke Street, Melbourne VIC 3000
AOL Time Warner Inc. Group	C/- Time Warner Entertainment Company, L.P., 4000 Warner Boulevard, Burbank, California, USA 91522
Time Warner Entertainment Company, L.P. Group	C/- Time Warner Entertainment Company, L.P., 4000 Warner Boulevard, Burbank, California, USA 91522
Warner Sea World Units Pty Ltd	C/- Time Warner Entertainment Company, L.P., 4000 Warner Boulevard, Burbank, California, USA 91522

Signature

print name Shaun Lewis Driscoll capacity Agent of Substantial Holders

sign here date 16 January 2002

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

THIS IS ANNEXURE A OF 1 PAGE REFERRED TO IN ASIC FORM 604
NOTICE OF CHANGE OF INTERESTS OF SUBSTANTIAL HOLDER
DATED 16 JANUARY 2002

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Paragraph 3 – Nature of Change in Relevant Interest

1. On 21 December 2001 DEG and WBUnits issued an unconditional Bidders' Statement to all unit holders in the Trust offering $0.90 per unit for all units in the Trust (' the **Offer**').

2. The date and nature of the change in the Substantial Holders' interests in the Trust relates to valid acceptances of the Offer received by the Substantial Holders for the period from the last Substantial Holders' Notice to the Business Day prior to the date this Notice is signed.

Paragraph 4 – Present Relevant Interests

1. On 2 July 1992, DEG and WBUnits entered into a Unitholders' Agreement (the '**Agreement**'). Pursuant to the Agreement the parties agreed to exercise the voting rights attaching to the units held by each of them respectively in the Trust as a block, with the intention that all voting rights of the units held by them would at all times be exercised identically. Pursuant to the Agreement, each party also granted to the other pre-emptive rights in respect of the other's units in the Trust. A true and complete copy of the Agreement was lodged with Form 603 Notice of initial substantial holder dated 12 April 2001. Therefore each of DEG and WBUnits holds a relevant interest under section 608 of the Corporations Act in a total of 178,277,115 units either as the holder of units in the Trust or by reason of it holding the power to exercise, or to control the exercise of, the right to vote or dispose of units in the Trust.

2. DEG is a wholly owned subsidiary of Village Roadshow Limited. Village Roadshow Corporation Limited holds in excess of the prescribed percentage (20%) of Village Roadshow Limited. As a consequence, both Village Roadshow Limited and Village Roadshow Corporation Limited have the same relevant interest in the Trust units as DEG.

3. WBUnits is a wholly owned subsidiary of Time Warner Entertainment Company, L.P. AOL Time Warner Inc. owns 74.49% of Time Warner Entertainment Company, L.P. through two of its wholly owned subsidiaries. As a consequence, both AOL Time Warner Inc. Group and Time Warner Entertainment Company, L.P. Group have the same relevant interest in the Trust units as WBUnits.

4. Each of WBUnits and DEG is also an associate of the other by reason of the entry by them into the Agreement for the purpose of controlling, or influencing, the conduct of the Trust's affairs.

5. The registered holders of the securities are DEG and WBUnits for 89,138,557 and 89,138,558 units respectively together with the unitholders who have accepted the Offer up to the Business Day prior to the date this Notice is signed (the '**Acceptors' Units**') totalling 17,785,831 units. As the Offer is unconditional, DEG and WBUnits are entitled to be registered as holders of these Acceptors' Units in the Trust.

....
As agent for
DEG Holdings Pty Ltd
Village Roadshow Limited
Village Roadshow Corporation Limited
Warner Sea World Units Pty Ltd
AOL Time Warner Inc.
Time Warner Entertainment Company, L.P.

Name: Shaun Lewis Driscoll
Date: 16 January 2002

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

DATE : 21 January 2002

FAX TO : Australian Stock Exchange Limited
Company Announcements Office
1300-300-021

FROM : Shaun Driscoll

PAGES : 1 of 6

BRIEF SUMMARY OF CONTENTS:

Employee Share Plan Buy-back – App'x 3E, 3F, ASIC Form 284

Please fax ASX confirmation of announcement to: 61 3 9639 1540

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141. PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C.

Name of entity	ACN or ARBN
Village Roadshow Limited	010 672 054

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	Employee Share Scheme Within 10/12 Limit
2	Date Appendix 3C was given to ASX	4 January 2002

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received		142,755 Ordinary Shares 1,655,120 A Class Preference Shares
4	Total consideration paid or payable for the shares		$5,388,852.90

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: date: lowest price paid: date:	highest price paid: lowest price paid: highest price allowed under rule 7.33:

Participation by directors

6	If buy-back is an on-market buy-back - name of each director and +related party of a director from whom the company bought back shares on the previous day, the number of shares which the company bought back from each named director or +related party, and the consideration payable for those shares	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	Nil

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 21 January 2002
Company Secretary

Print name: S L Driscoll

+ See chapter 19 for defined terms.

Rule 3.8A

Appendix 3F

Final share buy-back notice
(*except* minimum holding buy-back)

Introduced 1/9/99. Origin: Appendices 7D and 7E.

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ACN or ARBN
Village Roadshow Limited	010 672 054

We (the entity) give ASX the following information.

Description of buy-back

1	Type of buy-back	Employee Share Scheme Within 10/12 Limit

Details of all shares bought back

2	Number of shares bought back	142,755 Ordinary Shares 1,655,120 A Class Preference Shares
3	Total consideration paid or payable for the shares	$5,388,852.90
4	If buy-back is an on-market buy-back - highest and lowest price paid	highest price: date: lowest price: date:

+ See chapter 19 for defined terms.

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 21 January 2002
Company Secretary

Print name: S L Driscoll

== == == == ==

ASIC registered agent number

lodging party or agent name S L DRISCOLL

office, level, building name or PO Box no. VILLAGE ROADSHOW LIMITED

street number & name 206 BOURKE STREET

suburb/city MELBOURNE state/territory VIC postcode 3000

telephone (03)96676666

facsimile (03)96391540

DX number suburb/city

ASS. CASH. PROC. REQ-A REQ-P

Australian Securities & Investments Commission

Notification of
share cancellation

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

form **284**
Corporations Act 2001
254Y, 254J, 256A - 256E, 257H(3), 258D, 258E(2) & (3)

Company name VILLAGE ROADSHOW LIMITED

ACN 010 672 054

Shares cancelled under which provision

(tick box applicable)

- ☐ S.254J Redeemable preference shares — ☐ redeemed out of profits; ☐ redeemed out of proceeds of a fresh issue of shares
- ☐ S.256A-S.256E Capital reduction
- ☒ ss.257H(3) Shares a company has bought back
- ☐ S.258D Forfeited shares
- ☐ ss.258E(2) & (3) Shares returned to a company — ☐ under section 651C, 724(2), 737, or 738; ☐ under section 1325A (court order)

other, give sect'n ref ☐ ______ (description) ______

Details of shares cancelled

Number of Shares	Class of Shares	Consideration Paid (total)
142,755	ORDINARY	$429,702.60
1,655,120	A CLASS PREFERENCE	$4,959,150.30

Date of registration of cancellation 21 / 01 /02 or period of cancellation from / / to / /

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Signature

I certify that the information on this form is true and correct.

print name S L DRISCOLL capacity SECRETARY

sign here [signature] date 21 / 01 /02

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

DATE : 23 January 2002

FAX TO : Australian Stock Exchange Limited
Company Announcements Office
1300-300-021

FROM : Heather Howard
Assistant Company Secretary

PAGES : 1 of 5

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

BRIEF SUMMARY OF CONTENTS:

Announcement and Form 604 re change of interests of Substantial Holder for SWD

Please fax ASX confirmation of announcement to: 61 3 9639 1540

Warner Sea World Units Pty Ltd
ABN 82 056 225 015
A wholly owned subsidiary of
Time Warner Entertainment Company L.P.

DEG Holdings Pty Ltd
ABN 90 003 124 221
A wholly owned subsidiary of
Village Roadshow Limited ABN 43 010 672 054

23 January 2002

Company Announcements Office
Australian Stock Exchange Limited
4th Floor, 20 Bridge Street
Sydney NSW 2000

BY FACSIMILE 1300 300 021

Warner Bros. and Village Roadshow reach compulsory acquisition threshold

Warner Bros. and Village Roadshow are pleased to announce that their respective wholly owned subsidiaries, Warner Sea World Units Pty Ltd and DEG Holdings Pty Ltd (the "Bidders"), are now entitled to proceed to compulsory acquisition of outstanding units in the Sea World Property Trust.

As at the close of business on Tuesday 22 January 2002, acceptances from unit holders had been received such that the Bidders' interest in the Trust had reached 97.37%. Accordingly, the Bidders are now entitled to proceed to exercise the compulsory acquisition powers under the Corporations Act 2001 and will do so at the close of the Offer.

The Offer is scheduled to close at 5.00pm Melbourne time on Monday 4 February 2002, and will not be extended. Unit holders are encouraged to accept the Offer prior to this date as this will ensure that payment is received earlier than if they wait for compulsory acquisition.

Form 604

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Corporations Law

Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	Sea World Property Trust
ACN/ARSN	092 492 094

1. Details of substantial holder (1)

Name	**DEG Holdings Pty Ltd ACN 003 124 221, Village Roadshow Limited ACN 010 672 054, Village Roadshow Corporation Limited ACN 004 318 610, Warner Sea World Units Pty Ltd ACN 056 225 015, Time Warner Entertainment Company, L.P. Group, and AOL Time Warner Inc. Group**
ACN/ARSN (if applicable)	(refer above)

There was a change in the interests of the substantial holder on	22 January 2002
The previous notice was given to the company on	16 January 2002
The previous notice was dated	16 January 2002

2. *Previous and present voting power*

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary units	196,062,946	94.26 %	202,541,609	97.37%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class & number of securities affected	Person's votes affected
Refer Annexure A	Village Roadshow Corporation Limited	Refer Annexure A	Refer Annexure A	Ordinary 202,541,609	97.37%
Refer Annexure A	Village Roadshow Limited	Refer Annexure A	Refer Annexure A	Ordinary 202,541,609	97.37%
Refer Annexure A	DEG Holdings Pty Ltd	Refer Annexure A	Refer Annexure A	Ordinary 202,541,609	97.37%
Refer Annexure A	AOL Time Warner Inc. Group	Refer Annexure A	Refer Annexure A	Ordinary 202,541,609	97.37%
Refer Annexure A	Time Warner Entertainment Company, L.P. Group	Refer Annexure A	Refer Annexure A	Ordinary 202,541,609	97.37%
Refer Annexure A	Warner Sea World Units Pty Ltd	Refer Annexure A	Refer Annexure A	Ordinary 202,541,609	97.37%

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Refer Annexure A	DEG Holdings Pty Ltd	DEG Holdings Pty Ltd	Refer Annexure A	Refer Annexure A	48.685%
Refer Annexure A	Warner Sea World Investments Pty Ltd	Warner Sea World Investments Pty Ltd	Refer Annexure A	Refer Annexure A	48.685%

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Nil	Not applicable

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Village Roadshow Corporation Limited	C/- Village Roadshow Limited, 206 Bourke Street, Melbourne VIC 3000
Village Roadshow Limited	C/- Village Roadshow Limited, 206 Bourke Street, Melbourne VIC 3000
DEG Holdings Pty Ltd	C/- Village Roadshow Limited, 206 Bourke Street, Melbourne VIC 3000
AOL Time Warner Inc. Group	C/- Time Warner Entertainment Company, L.P., 4000 Warner Boulevard, Burbank, California, USA 91522
Time Warner Entertainment Company, L.P. Group	C/- Time Warner Entertainment Company, L.P., 4000 Warner Boulevard, Burbank, California, USA 91522
Warner Sea World Units Pty Ltd	C/- Time Warner Entertainment Company, L.P., 4000 Warner Boulevard, Burbank, California, USA 91522

Signature

print name Philip Sidney Leggo

capacity Agent of Substantial Holders

sign here [signature]

date 23 January 2002

THIS IS ANNEXURE A OF 1 PAGE REFERRED TO IN ASIC FORM 604
NOTICE OF CHANGE OF INTERESTS OF SUBSTANTIAL HOLDER
DATED 23 JANUARY 2002

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Paragraph 3 – Nature of Change in Relevant Interest

1. On 21 December 2001 DEG and WBUnits issued an unconditional Bidders' Statement to all unit holders in the Trust offering $0.90 per unit for all units in the Trust (' the **Offer**').

2. The date and nature of the change in the Substantial Holders' interests in the Trust relates to valid acceptances of the Offer received by the Substantial Holders for the period from the last Substantial Holders' Notice to the Business Day prior to the date this Notice is signed.

Paragraph 4 – Present Relevant Interests

1. On 2 July 1992, DEG and WBUnits entered into a Unitholders' Agreement (the '**Agreement**'). Pursuant to the Agreement the parties agreed to exercise the voting rights attaching to the units held by each of them respectively in the Trust as a block, with the intention that all voting rights of the units held by them would at all times be exercised identically. Pursuant to the Agreement, each party also granted to the other pre-emptive rights in respect of the other's units in the Trust. A true and complete copy of the Agreement was lodged with Form 603 Notice of initial substantial holder dated 12 April 2001. Therefore each of DEG and WBUnits holds a relevant interest under section 608 of the Corporations Act in a total of 178,277,115 units either as the holder of units in the Trust or by reason of it holding the power to exercise, or to control the exercise of, the right to vote or dispose of units in the Trust.

2. DEG is a wholly owned subsidiary of Village Roadshow Limited. Village Roadshow Corporation Limited holds in excess of the prescribed percentage (20%) of Village Roadshow Limited. As a consequence, both Village Roadshow Limited and Village Roadshow Corporation Limited have the same relevant interest in the Trust units as DEG.

3. WBUnits is a wholly owned subsidiary of Time Warner Entertainment Company, L.P. AOL Time Warner Inc. owns 74.49% of Time Warner Entertainment Company, L.P. through two of its wholly owned subsidiaries. As a consequence, both AOL Time Warner Inc. Group and Time Warner Entertainment Company, L.P. Group have the same relevant interest in the Trust units as WBUnits.

4. Each of WBUnits and DEG is also an associate of the other by reason of the entry by them into the Agreement for the purpose of controlling, or influencing, the conduct of the Trust's affairs.

5. The registered holders of the securities are DEG and WBUnits for 89,138,557 and 89,138,558 units respectively together with the unitholders who have accepted the Offer up to the Business Day prior to the date this Notice is signed (the '**Acceptors' Units**') totalling 24,264,494 units. As the Offer is unconditional, DEG and WBUnits are entitled to be registered as holders of these Acceptors' Units in the Trust.

....
As agent for
DEG Holdings Pty Ltd
Village Roadshow Limited
Village Roadshow Corporation Limited
Warner Sea World Units Pty Ltd
AOL Time Warner Inc.
Time Warner Entertainment Company, L.P.

Name: Philip Sidney Leggo
Date: 23 January 2002

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

DATE : 4 February 2002

FAX TO : Australian Stock Exchange Limited
Company Announcements Office
1300-300-021

FROM : Shaun Driscoll

PAGES : 1 of 4

BRIEF SUMMARY OF CONTENTS:

Form 604 Change of Interests of Substantial Holder for SWD

Please fax ASX confirmation of announcement to: 61 3 9639 1540

Form 604

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Corporations Law

Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	Sea World Property Trust
ACN/ARSN	092 492 094

1. Details of substantial holder (1)

Name	**DEG Holdings Pty Ltd ACN 003 124 221, Village Roadshow Limited ACN 010 672 054, Village Roadshow Corporation Limited ACN 004 318 610, Warner Sea World Units Pty Ltd ACN 056 225 015, Time Warner Entertainment Company, L.P. Group, and AOL Time Warner Inc. Group**
ACN/ARSN (if applicable)	(refer above)

There was a change in the interests of the substantial holder on	1 February 2002
The previous notice was given to the company on	23 January 2002
The previous notice was dated	23 January 2002

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary units	202,541,609	97.37 %	204,840,504	98.48%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class & number of securities affected	Person's votes affected
Refer Annexure A	Village Roadshow Corporation Limited	Refer Annexure A	Refer Annexure A	Ordinary 204,840,504	98.48%
Refer Annexure A	Village Roadshow Limited	Refer Annexure A	Refer Annexure A	Ordinary 204,840,504	98.48%
Refer Annexure A	DEG Holdings Pty Ltd	Refer Annexure A	Refer Annexure A	Ordinary 204,840,504	98.48%
Refer Annexure A	AOL Time Warner Inc. Group	Refer Annexure A	Refer Annexure A	Ordinary 204,840,504	98.48%
Refer Annexure A	Time Warner Entertainment Company, L.P. Group	Refer Annexure A	Refer Annexure A	Ordinary 204,840,504	98.48%
Refer Annexure A	Warner Sea World Units Pty Ltd	Refer Annexure A	Refer Annexure A	Ordinary 204,840,504	98.48%

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Refer Annexure A	DEG Holdings Pty Ltd	DEG Holdings Pty Ltd	Refer Annexure A	Refer Annexure A	49.24%.
Refer Annexure A	Warner Sea World Investments Pty Ltd	Warner Sea World Investments Pty Ltd	Refer Annexure A	Refer Annexure A	49.24%

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Nil	Not applicable

6. Addresses

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

The addresses of persons named in this form are as follows:

Name	Address
Village Roadshow Corporation Limited	C/- Village Roadshow Limited, 206 Bourke Street, Melbourne VIC 3000
Village Roadshow Limited	C/- Village Roadshow Limited, 206 Bourke Street, Melbourne VIC 3000
DEG Holdings Pty Ltd	C/- Village Roadshow Limited, 206 Bourke Street, Melbourne VIC 3000
AOL Time Warner Inc. Group	C/- Time Warner Entertainment Company, L.P., 4000 Warner Boulevard, Burbank, California, USA 91522
Time Warner Entertainment Company, L.P. Group	C/- Time Warner Entertainment Company, L.P., 4000 Warner Boulevard, Burbank, California, USA 91522
Warner Sea World Units Pty Ltd	C/- Time Warner Entertainment Company, L.P., 4000 Warner Boulevard, Burbank, California, USA 91522

Signature

print name Shaun Lewis Driscoll

capacity Agent of Substantial Holders

sign here

date 04 February 2002

THIS IS ANNEXURE A OF 1 PAGE REFERRED TO IN ASIC FORM 604
NOTICE OF CHANGE OF INTERESTS OF SUBSTANTIAL HOLDER
DATED 4 FEBRUARY 2002

Paragraph 3 – Nature of Change in Relevant Interest

1. On 21 December 2001 DEG and WBUnits issued an unconditional Bidders' Statement to all unit holders in the Trust offering $0.90 per unit for all units in the Trust (' the **Offer**').

2. The date and nature of the change in the Substantial Holders' interests in the Trust relates to valid acceptances of the Offer received by the Substantial Holders for the period from the last Substantial Holders' Notice to the Business Day prior to the date this Notice is signed.

Paragraph 4 – Present Relevant Interests

1. On 2 July 1992, DEG and WBUnits entered into a Unitholders' Agreement (the '**Agreement**'). Pursuant to the Agreement the parties agreed to exercise the voting rights attaching to the units held by each of them respectively in the Trust as a block, with the intention that all voting rights of the units held by them would at all times be exercised identically. Pursuant to the Agreement, each party also granted to the other pre-emptive rights in respect of the other's units in the Trust. A true and complete copy of the Agreement was lodged with Form 603 Notice of initial substantial holder dated 12 April 2001. Therefore each of DEG and WBUnits holds a relevant interest under section 608 of the Corporations Act in a total of 178,277,115 units either as the holder of units in the Trust or by reason of it holding the power to exercise, or to control the exercise of, the right to vote or dispose of units in the Trust.

2. DEG is a wholly owned subsidiary of Village Roadshow Limited. Village Roadshow Corporation Limited holds in excess of the prescribed percentage (20%) of Village Roadshow Limited. As a consequence, both Village Roadshow Limited and Village Roadshow Corporation Limited have the same relevant interest in the Trust units as DEG.

3. WBUnits is a wholly owned subsidiary of Time Warner Entertainment Company, L.P. AOL Time Warner Inc. owns 74.49% of Time Warner Entertainment Company, L.P. through two of its wholly owned subsidiaries. As a consequence, both AOL Time Warner Inc. Group and Time Warner Entertainment Company, L.P. Group have the same relevant interest in the Trust units as WBUnits.

4. Each of WBUnits and DEG is also an associate of the other by reason of the entry by them into the Agreement for the purpose of controlling, or influencing, the conduct of the Trust's affairs.

5. The registered holders of the securities are DEG and WBUnits for 89,138,557 and 89,138,558 units respectively together with the unitholders who have accepted the Offer up to the Business Day prior to the date this Notice is signed (the '**Acceptors' Units**') totalling 26,563,389 units. As the Offer is unconditional, DEG and WBUnits are entitled to be registered as holders of these Acceptors' Units in the Trust.

……………………………………
As agent for
DEG Holdings Pty Ltd
Village Roadshow Limited
Village Roadshow Corporation Limited
Warner Sea World Units Pty Ltd
AOL Time Warner Inc.
Time Warner Entertainment Company, L.P.

Name: Shaun Lewis Driscoll
Date: 4 February 2002

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

DATE : 5 February 2002

FAX TO : Australian Stock Exchange Limited
Company Announcements Office
1300-300-021

FROM : Shaun Driscoll

PAGES : 1 of 2

BRIEF SUMMARY OF CONTENTS:

Close of bid for Sea World Property Trust

Please fax ASX confirmation of announcement to: 61 3 9639 1540

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141. PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

Warner Sea World Units Pty Ltd
(a wholly owned subsidiary of
Time Warner Entertainment Company, L.P.)

DEG Holdings Pty Ltd
(a wholly owned subsidiary of
Village Roadshow Limited)

5 February 2002

BY FACSIMILE: 1300 300 021
Company Announcements Officer
Australian Stock Exchange Limited

CLOSE OF WARNER BROS.' AND VILLAGE ROADSHOW'S BID FOR SEA WORLD PROPERTY TRUST

At the close of Warner Sea World Units Pty Ltd's and DEG Holdings Pty Ltd's (**'Bidders'**) off-market takeover bid for Sea World Property Trust (**'Trust'**) yesterday at 5.00pm Melbourne time, the Bidders had become entitled to 98.59% of all the units in the Trust.

As previously announced, the Bidders will be proceeding to compulsory acquisition of the remaining units in the Trust and a compulsory acquisition notice will be given to unit holders, the Australian Stock Exchange and lodged with Australian Securities and Investments Commission shortly.

Yours sincerely

W S Prentice
Warner Sea World Units Pty Ltd

P S Leggo
DEG Holdings Pty Ltd

VILLAGE ROADSHOW LIMITED

Web Site: www.villageroadshow.com.au

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

DATE : 7 February 2002

FAX TO : Australian Stock Exchange Limited
Company Announcements Office
1300-300-021

FROM : Shaun Driscoll

BRIEF SUMMARY OF CONTENTS:

Commence Compulsory Acquisition of Sea World Property Trust

Please fax ASX confirmation of announcement to: 61 3 9639 1540

VILLAGE ROADSHOW LIMITED ABN 43 010 672 054
Melbourne: Head Office: 206 Bourke Street, Melbourne, VIC, 3000. Box 1411M, GPO Melbourne, VIC, 3001 Australia Telephone +61 3 9667 6666 Facsimile +61 3 9663 1972
Registered Office: Warner Roadshow Movie World Studios: Pacific Highway, Oxenford, QLD, 4210 Australia Telephone +61 7 5588 6666 Facsimile +61 7 5573 3698
Jam Factory: 1st Floor, 500 Chapel Street, South Yarra, VIC, 3141. PO Box 2275, Prahran, VIC, 3181 Australia Telephone +61 3 9281 1000 Facsimile +61 3 9827 2229

Warner Sea World Units Pty Ltd
(a wholly owned subsidiary of
Time Warner Entertainment Company, L.P.)

DEG Holdings Pty Ltd
(a wholly owned subsidiary of
Village Roadshow Limited)

7 February 2002

BY FACSIMILE: 1300 300 021
Company Announcements Office
Australian Stock Exchange Limited

WARNER BROS. AND VILLAGE ROADSHOW COMMENCE COMPULSORY ACQUISITION OF UNITS IN SEA WORLD PROPERTY TRUST

Since the announcement made by Warner Sea World Units Pty Ltd and DEG Holdings Pty Ltd ('**Bidders**') on 5 February 2002, the Bidders have processed more acceptances for their bid for the Sea World Property Trust ('**Trust**') which closed on 4 February 2002. The Bidders' entitlement to units in the Trust is now 98.8%.

The Bidders attach a copy of a letter and Australian Securities and Investments Commission ('**ASIC**') form 6021 which will be sent to remaining unit holders tomorrow regarding compulsory acquisition of units in accordance with Division 1 of Part 6A.1 of the Corporations Act 2001 ('**Corporations Act**').

The ASIC form 6021 is attached in accordance with subsection 661B(1)(d) of the Corporations Act and was lodged with ASIC today.

As a technical requirement of subsection 662B(1)(d) of the Corporations Act, the Bidders also attach a copy of an ASIC form 6022. The ASIC form 6022 will not apply to the acquisition of units and will not be sent to unit holders as the Bidders are proceeding to compulsory acquisition of units under Division 1 of Part 6A.1 of the Corporations Act.

Yours sincerely

W S Prentice
Warner Sea World Units Pty Ltd

P S Leggo
DEG Holdings Pty Ltd

Warner Sea World Units Pty Ltd
A wholly owned subsidiary of
Time Warner Entertainment Company L.P.

DEG Holdings Pty Ltd
A wholly owned subsidiary of
Village Roadshow Limited ABN 43 010 672 054

7 February 2002

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Dear Sea World Property Trust Unit Holder

Off-market takeover bid by DEG Holdings Pty Ltd and Warner Sea World Units Pty Ltd ('Bidders') to acquire all the units ('Units') in the Sea World Property Trust ('Trust')

We refer to our bid for all of your Units in the Trust at 90 cents cash per Unit (**'Offer'**). The takeover bid closed at 5.00pm Melbourne time on 4 February 2002 and we are now entitled to 98.8% of all the Units.

Our records indicate that you have not accepted the Offer. If this is not correct and you have accepted the Offer, please contact Computershare Investor Services Pty Ltd on (03) 9615 5970 as soon as possible.

1. Compulsory Acquisition Notice

We will now compulsorily acquire all of your Units in accordance with Division 1 of Part 6A.1 of the Corporations Act 2001 (Cth) (**'Corporations Act'**).

Enclosed with this letter is a notice of compulsory acquisition (**'Notice'**). The Notice was lodged with the Australian Securities and Investments Commission (**'ASIC'**) and given to the Australian Stock Exchange on 7 February 2002. Please read the Notice carefully.

2. Your Entitlements

You are entitled to:

(a) within 1 month of the Notice being lodged with ASIC, request the Bidders provide you with the names and addresses of all the other Unit holders to whom the Notice has been sent; and/or

(b) within 1 month of being given the Notice or 14 days after being given the information referred to in (a) above, apply to the Court for an order that your Units not be compulsorily acquired.

3. Compulsory Acquisition Procedure

If you do not make an application to the Court in accordance with (b) above, we will, within approximately 6 weeks, compulsorily acquire all your Units in accordance with the Corporations Act. The payment for your Units, at 90 cents per Unit, will be sent to the Trust and the Trust will then send you a letter requesting how you wish your payment to be dealt with.

If you have any queries please contact your stockbroker or other adviser.

Yours sincerely

W S Prentice
Warner Sea World Units Pty Ltd

P S Leggo
DEG Holdings Pty Ltd

ASIC registered agent number	3772
lodging party or agent name	Minter Ellison
office, level, building name or PO Box no.	Rialto Towers
street number & name	525 Collins Street
suburb/city	Melbourne state/territory Victoria postcode 3001
telephone	(03) 8608 2934
facsimile	(03) 8608 1000
DX number	204 suburb/city Melbourne
our reference	JJS 30-3616497

ASS ☐ REQ-A☐
CASH. ☐ REQ-P☐
PROC. ☐

Australian Securities & Investments Commission

form **6021**

Corporations Act 2001
661B(1)(a)

Notice of

compulsory acquisition following takeover bid

To

VILLAGE ROADSHOW LIMITED
FILE No. 82-4...

Securities of Sea World Property Trust ARSN 092 492 094 ('the Trust')

1. Under an Off Market Bid offers were made by DEG Holdings Pty Ltd ABN 90 003 124 221 and Warner Sea World Units Pty Ltd ABN 82 056 225 015 in respect of the acquisition of units in the Trust. The offers closed on 4 February 2002.

2. You are, or are entitled to be, registered as the holder of securities in respect of which an offer was made, but have not accepted the takeover offer.

3. The bidders hereby give you notice under subsection 661B(1) of the Corporations Act 2001 ('the Act') that the bidders have become entitled pursuant to subsection 661A(1) of the Act to compulsorily acquire your securities and desire to acquire those securities.

4. Under section 661D of the Act, you have the right, by notice in writing given to the bidders within one month after this notice is lodged with ASIC, to ask the bidders for a written statement of the names and addresses of everyone else the bidders have given this notice to.

5. Under section 661E of the Act, you have the right, within one month after being given this notice or within 14 days after being given a statement requested under section 661D of the Act (as referred to in paragraph 4 of this notice), whichever is the later, to apply to the Court for an order that the securities not be compulsorily acquired.

6. The bidders are entitled and bound to acquire the securities on the terms that applied under the takeover bid immediately before the end of the offer period.

7. Unless on application made by you under section 661E within one month after being given this notice (as referred to in paragraph 5 of the notice) or within 14 days after being given a statement under section 661D of the Act (as referred to in paragraph 4 of this notice), whichever is the later, the Court otherwise orders, the bidders must comply with paragraph 6 of this notice.

Signature

print name W S Prentice and P S Leggo capacity directors of the bidders

sign here date 7/2/02

ASIC registered agent number	3772
lodging party or agent name	Minter Ellison
office, level, building name or PO Box no.	Rialto Towers
street number & name	525 Collins Street
suburb/city	Melbourne state/territory postcode
telephone	(03) 8608 2934
facsimile	(03) 8608 1000
DX number	204 suburb/city Melbourne
our reference	JJS 30-3616497

ASS ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐

Australian Securities & Investments Commission

form **6022**

Corporations Act 2001
662B(1)(a)

Notice of

right of buy out to remaining holder of securities following a takeover bid

To

VILLAGE ROADSHOW LIMITED
FILE No. 82-4513

Securities of Sea World Property Trust ARSN 092 492 094 ('the Trust')

1. Under an Off Market Bid offers were made by DEG Holdings Pty Ltd ABN 90 003 124 221 and Warner Sea World Units Pty Ltd ABN 82 056 225 015 in respect of the acquisition of units in the Trust.

2. You are, or are entitled to be, registered as the holder of securities in respect of which an offer was made, but have not accepted the takeover offer.

3. The bidders hereby give you notice under subsection 662B(1) of the Corporations Act 2001 ('the Act') that the bidders and their associates have relevant interests in at least 90% (by number) of the securities in the bid class.

4. You, (or anyone who acquires the securities after the day on which this notice is given) as the holder of remaining securities in the bid class, have the right under section 662C within one month after this notice is given to give the bidders a written notice requiring the bidders to acquire your securities in the bid class.

5. Unless otherwise agreed, the terms on which the securities will be acquired by the bidders will be the same as the terms which applied to the acquisition of securities under the bid immediately before the end of the offer period.

Signature

print name W S Prentice and P S Leggo capacity directors of the bidders

sign here date 7/2/02